SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMD HEALTH CORP.
(Name of Subject Company (Issuer))

WEBMD HEALTH CORP. (ISSUER)
(Names of Filing Persons (Issuer and Offeror))
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
94770V 10 2
(CUSIP Number of Class of Securities)

DOUGLAS W. WAMSLEY, ESQ.
WEBMD HEALTH CORP.
111 EIGHTH AVENUE
NEW YORK, NEW YORK 10011
(212) 624-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copy to:
CREIGHTON O’M. CONDON, ESQ.
ROBERT M. KATZ, ESQ.
SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022
(212) 848-4000
CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$ 271,440,000	$19,353.67
(1)	Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 5,800,000 shares of common stock at the offer price of $46.80 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $71.30 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,940.13	Filing Party: WebMD Health Corp.
Form or Registration No.: Schedule TO	Date Filed: March 11, 2010

Amount Previously Paid: $413.54	Filing Party: WebMD Health Corp.
Form or Registration No.: Schedule TO/A	Date Filed: March 16, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2010, as amended and supplemented through the date hereof (the “Schedule TO”), relating to the offer by WebMD Health Corp., a Delaware corporation, to purchase up to 5,800,000 shares of its common stock, par value $.01 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 11, 2010 and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.
     The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 11. ADDITIONAL INFORMATION.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

     (d)    The Company has increased the price per share at which stockholders may tender their shares to $46.80 per share, without interest.

     The Offer to Purchase; Letter of Transmittal; Notice of Guaranteed Delivery; Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; Letter to Clients; Letter to Stockholders; Letter to Vested Stock Option Holders; and Email communication to Employees that were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E), (a)(1)(I), (a)(1)(L) and (a)(1)(M), respectively (the "Exhibits"), are being amended and/or supplemented by the Supplement to the Offer to Purchase dated March 17, 2010, filed herewith as Exhibit (a)(1)(O). Each reference in the Exhibits to the purchase price per share under the Offer of "$45.80" is hereby amended by replacing it with "$46.80."

     (e)     In addition to those directors and executive officers of the Company identified in Section 11 of the Offer to Purchase, the following directors of the Company have advised us that, as of March 17, 2010, they intend either to tender in the Offer or to sell in the open market during the pendency of the Offer up to the respective maximum numbers of shares indicated: Neil F. Dimick, a member of our Board of Directors, up to 5,000 shares; and Stanley S. Trotman, Jr., a member of our Board of Directors, up to 12,000 shares. However, the number, if any, of shares to be sold by such directors will be determined in their sole discretion.

ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(O)	Supplement to the Offer to Purchase dated March 17, 2010.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 17, 2010

WEBMD HEALTH CORP.
By:	/s/ Lewis H. Leicher
	Name:	Lewis H. Leicher
	Title:	Senior Vice President

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase dated March 11, 2010.
(a)(1)(B)**	Letter of Transmittal.
(a)(1)(C)**	Notice of Guaranteed Delivery.
(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)**	Press Release dated March 11, 2010.
(a)(1)(H)**	Summary Advertisement.
(a)(1)(I)**	Letter to Stockholders.
(a)(1)(J)****	Letter to Participants in the WebMD 401(k) Savings Plan.
(a)(1)(K)****	Letter to Participants in the Porex Corporation 401(k) Savings Plan.
(a)(1)(L)**	Letter to Vested Stock Option Holders.
(a)(1)(M)**	Email communication to Employees.
(a)(1)(N)***	Press Release dated March 16, 2010.
(a)(1)(O)*	Supplement to the Offer to Purchase dated March 17, 2010.
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.
*       Filed herewith.
**     Previously filed with the Schedule TO on March 11, 2010.
***   Previously filed with Amendment No. 1 to the Schedule TO on March 16, 2010.
**** Previously filed with Amendment No. 2 to the Schedule TO on March 17, 2010.

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